SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 1)

Under the Securities Exchange Act of 1934

TANDY LEATHER FACTORY, INC.
(Name of Issuer)

Common Stock, par value $0.0024 per share
(Title of Class of Securities)

87538X105
(CUSIP NUMBER)

Nery Asset Management, LLC
14 South Pack Square
Suite 501
Asheville, North Carolina 28801
Tel. No.: (828) 225-3939
Attention:  Chief Operating Officer
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Burke A. McDavid
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas  75201-4618
(214) 969-2800

August 15, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [  ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87538X105	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nery Capital Partners, L.P. 84-1513454
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 900,000
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87538X105	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Nery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 900,000
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 900,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment  No. 1 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Nery Capital Partners, L.P., a Delaware limited partnership (“Nery Capital”), and Mr. Michael A. Nery, the principal of Nery Capital, relating to common stock of Tandy Leather Factory, Inc., a Delaware corporation (the “Issuer”).   Mr. Nery and Nery Capital are collectively referred to as the “Reporting Persons.”  This Amendment relates to Common Stock, par value $0.0024 per share (“Common Shares”), owned by Nery Capital.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

Item 1.                  Security and Issuer

Securities: Common Stock, par value $ .0024 per share

Issuer:                     Tandy Leather Factory, Inc.
 1900 Southeast Loop 820,
  Ft. Worth, Texas 76140

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

Item 2.                  Identity and Background

(b)The business address of each of the Reporting Persons 14 South Pack Square, Suite 501, Asheville, North Carolina 28801.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3.                  Source and Amount of Funds

As of August 15, 2014, Nery Capital had invested $3,150,000.  The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Nery Capital.

Item 4 of the Schedule 13D is hereby amended to add the following:

Item 4.                  Purpose of the Transaction

On August 15, 2014, Michael A. Nery voluntarily resigned from the Board of Directors of the Issuer, effective immediately.  There were no disagreements between Mr. Nery and the Issuer or any officer or director of the Issuer which led to Mr. Nery’s resignation.  With the resignation, Mr. Nery also resigned from his role as a member of the Audit, Compensation and Nominating Committees.

Each of the Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer and have discussions with the management and directors of the Issuer and other shareholders in the ordinary course of business, to the extent deemed advisable in light of Nery Capital’s general investment and trading policies, market conditions, the availability of Common Stock or other factors.  Except as disclosed above, none of the Reporting Persons have any plans or proposals of the type described in (b)-(j) of Item 4.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.                  Interest in Securities of the Issuer

(a)      As of August 15, 2014, the Reporting Persons beneficially owned in the aggregate 900,000 shares of Common Stock of the Issuer, which represents approximately 8.8% of the Issuer’s outstanding Common Stock, which such percentage was calculated by dividing (i) the 900,000 shares of Common Stock beneficially owned by the Reporting Persons as of such date, by (ii) 10,233,334 Common Stock outstanding as of August 10, 2014, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

(c)On August 12, 2014, the Reporting Persons sold 100,000 shares of Common Stock at an average price of $9.0408 on the open market.  The Reporting Person will provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares sold at each separate price.  Other than this transaction, there have been no transactions in the shares of Common Stock by the Reporting Persons that were effected during the past sixty days or since the most recent filing of Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 19, 2014

NERY CAPITAL PARTNERS, L.P.

By:         /S/ MICHAEL A. NERY
Michael A. Nery, Manager

/S/ MICHAEL A. NERY
Michael A. Nery